SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Victory Capital Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

92645B 103

(CUSIP Number)

Nina Gupta

15935 La Cantera Parkway

San Antonio, Texas 78256

(216) 898-2552

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 92645B 103

1	Name of Reporting Person David C. Brown (In his capacity as a member of the Employee Shareholders Committee)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 45,900 (1)
	8	Shared Voting Power 10,930,677 (1)(2)
	9	Sole Dispositive Power 2,168,137 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,976,577 (1)(3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.1% (4)(5)
14	Type of Reporting Person (See Instructions) IN

(1)	Each share of Common Stock is entitled to one vote.
(2)

Represents all shares of Common Stock of Victory Capital Holdings, Inc. subject to the ESHA discussed in this Schedule 13D. As discussed in this Schedule 13D, the Reporting Person is one of three committee members of the ESC under the ESHA and shares voting power over all of the shares subject to the ESHA with the other committee members. Includes 2,122,237 shares over which the Reporting Person has granted a voting proxy to the ESC. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(3)

Represents all shares of Common Stock owned by parties to the ESHA, and Common Stock owned by the Reporting Person. The Reporting Person does not have investment power with respect to any of the shares subject to the ESHA, except for those included in Row 9. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(4)

Represents the amount in Row 11 divided by the sum of (w) 11,700,000 shares of Common Stock outstanding as of February 7, 2018, as reported in the Registration Statement, (x) 1,110,860 additional shares of Common Stock sold on March 13, 2018 to the underwriters of the public offering pursuant to the Registration Statement on partial exercise of such underwriters’ option to purchase additional shares, (y) 48,818,782 shares of Common Stock that were issued upon the transfer and conversion of shares of Class B common stock prior to or upon the elimination of the dual-class share structure and subsequent to the elimination of the dual=class share structure, upon the vesting of restricted shares or exercise of options, (z) 4,081,399 shares of Common Stock issuable upon vesting of restricted shares or exercise of options beneficially owned by employees party to the ESHA, and (aa) 6,849,278 shares of Common Stock outstanding currently subject to the ESHA.

(5)

Based on a total of 72,560,319 shares of Common Stock (consisting of (i) 68,478,920 shares of outstanding Common Stock, (ii) 1,152,559 unvested restricted shares of Common Stock beneficially owned by employees party to the ESHA and (iii) 2,928,840 shares of Common Stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Person beneficially owns 15.1% of Victory Capital Holdings, Inc.’s outstanding Common Stock.

SCHEDULE 13D

CUSIP No. 92645B 103

1	Name of Reporting Person Michael D. Policarpo (In his capacity as a member of the Employee Shareholders Committee)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,500 (1)
	8	Shared Voting Power 10,930,677 (1)(2)
	9	Sole Dispositive Power 1,002,314 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,938,177 (1)(3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.1% (4)(5)
14	Type of Reporting Person (See Instructions) IN

(1)	Each share of Common Stock is entitled to one vote.
(2)

Represents all shares of Common Stock of Victory Capital Holdings, Inc. subject to the ESHA discussed in this Schedule 13D. As discussed in this Schedule 13D, the Reporting Person is one of three committee members of the ESC under the ESHA and shares voting power over all of the shares subject to the ESHA with the other committee members. Includes 994,814 shares over which the Reporting Person has granted a voting proxy to the ESC. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(3)

Represents all shares of Common Stock owned by parties to the ESHA, and Common Stock owned by the Reporting Person. The Reporting Person does not have investment power with respect to any of the shares subject to the ESHA, except for those included in Row 9. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(4)

Represents the amount in Row 11 divided by the sum of (w) 11,700,000 shares of Common Stock outstanding as of February 7, 2018, as reported in the Registration Statement, (x) 1,110,860 additional shares of Common Stock sold on March 13, 2018 to the underwriters of the public offering pursuant to the Registration Statement on partial exercise of such underwriters’ option to purchase additional shares, (y) 48,818,782 shares of Common Stock that were issued upon the transfer and conversion of shares of Class B common stock prior to or upon the elimination of the dual-class share structure and subsequent to the elimination of the dual=class share structure, upon the vesting of restricted shares or exercise of options, (z) 4,081,399 shares of Common Stock issuable upon vesting of restricted shares or exercise of options beneficially owned by employees party to the ESHA, and (aa) 6,849,278 shares of Common Stock outstanding currently subject to the ESHA.

(5)

Based on a total of 72,560,319 shares of Common Stock (consisting of (i) 68,478,920 shares of outstanding Common Stock, (ii) 1,152,559 unvested restricted shares of Common Stock beneficially owned by employees party to the ESHA and (iii) 2,928,840 shares of Common Stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Person beneficially owns 15.1% of Victory Capital Holdings, Inc.’s outstanding Common Stock.

SCHEDULE 13D

CUSIP No. 92645B 103

1	Name of Reporting Person Kelly S. Cliff (In his capacity as a member of the Employee Shareholders Committee)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)
	8	Shared Voting Power 10,930,677 (1)(2)
	9	Sole Dispositive Power 669,827 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,930,677 (1)(3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.1% (4)(5)
14	Type of Reporting Person (See Instructions) IN

(1)	Each share of Common Stock is entitled to one vote.
(2)

Represents all shares of Common Stock of Victory Capital Holdings, Inc. subject to the ESHA discussed in this Schedule 13D. As discussed in this Schedule 13D, the Reporting Person is one of three committee members of the ESC under the ESHA and shares voting power over all of the shares subject to the ESHA with the other committee members. Includes 669,827 shares over which the Reporting Person has granted a voting proxy to the ESC. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(3)

Represents all shares of Common Stock owned by parties to the ESHA, and Common Stock owned by the Reporting Person. The Reporting Person does not have investment power with respect to any of the shares subject to the ESHA, except for those included in Row 9. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(4)

Represents the amount in Row 11 divided by the sum of (w) 11,700,000 shares of Common Stock outstanding as of February 7, 2018, as reported in the Registration Statement, (x) 1,110,860 additional shares of Common Stock sold on March 13, 2018 to the underwriters of the public offering pursuant to the Registration Statement on partial exercise of such underwriters’ option to purchase additional shares, (y) 48,818,782 shares of Common Stock that were issued upon the transfer and conversion of shares of Class B common stock prior to or upon the elimination of the dual-class share structure and subsequent to the elimination of the dual=class share structure, upon the vesting of restricted shares or exercise of options, (z) 4,081,399 shares of Common Stock issuable upon vesting of restricted shares or exercise of options beneficially owned by employees party to the ESHA, and (aa) 6,849,278 shares of Common Stock outstanding currently subject to the ESHA.

(5)

Based on a total of 72,560,319 shares of Common Stock (consisting of (i) 68,478,920 shares of outstanding Common Stock, (ii) 1,152,559 unvested restricted shares of Common Stock beneficially owned by employees party to the ESHA and (iii) 2,928,840 shares of Common Stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Person beneficially owns 15.1% of Victory Capital Holdings, Inc.’s outstanding Common Stock.

SCHEDULE 13D

CUSIP No. 92645B 103

About this Amendment No. 5

This Amendment No. 5 to Schedule 13D (“Amendment No. 4”) relates to the Schedule 13D filed on February 22, 2018 (the “Original Schedule 13D”), by the Reporting Persons, relating to the Common Stock, par value $0.01 per share, of the Company. This Amendment No. 5 is being made to reflect a decrease in the number of shares of outstanding Common Stock, a decrease in the number of shares beneficially owned by employees party to the ESHA due to employee retirement and net settlement of employee equity awards and a decrease in the percentages deemed to be beneficially owned by the Reporting Persons as a result. This Amendment No. 5 does not restate disclosures in the Original Schedule 13D that are not being amended and should be read in conjunction with the Original Schedule 13D. Capitalized terms used but not defined herein have the meanings provided in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated to read in full as follows:

Name	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
David C. Brown	10,976,577	15.1%	45,900	10,930,677	2,168,137	—
Michael D. Policarpo	10,938,177	15.1%	7,500	10,930,677	1,002,314	—
Kelly S. Cliff	10,930,677	15.1%	—	10,930,677	669,827	—

The Company has issued additional shares of Common Stock since the date of the Original Schedule 13D and the number of shares beneficially owned by employees party to the ESHA has decreased and, as a result of such issuances and such decrease, the number of shares currently beneficially owned by the Reporting Persons represent a lower percentage of the outstanding shares of Common Stock than reported in the Original Schedule 13D. The percentages in the column titled Percentage of Outstanding Common Stock are calculated in accordance with Rule 13d-3(d)(1)(i) and thereby represent each Reporting Person’s aggregate number of shares of Common Stock beneficially owned, divided by the sum of (w) 11,700,000 shares of Common Stock outstanding as of February 7, 2018, as reported in the Registration Statement, (x) 1,110,860 additional shares of Common Stock sold on March 13, 2018 to the underwriters of the public offering pursuant to the Registration Statement on partial exercise of such underwriters’ option to purchase additional shares, (y) 48,818,782 shares of Common Stock that were issued upon the transfer and conversion of shares of Class B common stock prior to or upon the elimination of the dual-class share structure and subsequent to the elimination of the dual=class share structure, upon the vesting of restricted shares or exercise of options, (z) 4,081,399 shares of Common Stock issuable upon vesting of restricted shares or exercise of options beneficially owned by employees party to the ESHA, and (aa) 6,849,278 shares of Common Stock outstanding currently subject to the ESHA.

Based on a total of 72,560,319 shares of Common Stock (consisting of (i) 68,478,920 shares of outstanding Common Stock, (ii) 1,152,559 unvested restricted shares of Common Stock beneficially owned by employees party to the ESHA and (iii) 2,928,840 shares of Common Stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Person beneficially owns 15.1% of the Company’s outstanding Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 22, 2018

SCHEDULE 13D

CUSIP No. 92645B 103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2022

DAVID C. BROWN (In his capacity as a member of the Employee Shareholders Committee)

/s/ David C. Brown

MICHAEL D. POLICARPO (In his capacity as a member of the Employee Shareholders Committee)

/s/ Michael D. Policarpo

KELLY S. CLIFF (In his capacity as a member of the Employee Shareholders Committee)

/s/ Kelly S. Cliff